Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

March 6, 2007

Catalyst streamlines management structure at two mills

Vancouver, BC - As part of its drive for efficiency, Catalyst Paper today announced that it will combine the management organization of its Port Alberni and Crofton mills, effective immediately. This move continues the workforce reduction program announced in mid-February that will see 350 positions eliminated in 2007.

This phase will see Port Alberni mill shed 37 staff and administrative positions by year end as the operation reduces management layers and takes full advantage of integrated financial and information systems. Reductions will be made through attrition, transfers to other divisions, early retirements and some terminations.

“Employees have worked hard to make these mills more efficient and have improved performance significantly. And we will continue to take the steps necessary to keep pace with the markets and strengthen our position in the paper grades we make,” said Ron Buchhorn, senior vice-president, operations. “Our competitors are certainly not standing still.”

Beyond management changes, Catalyst continues to press the City of Port Alberni to bring the mill’s property taxes in line with what competitors pay in other jurisdictions and is inviting sales offers on surplus property that is no longer needed to support the mill’s operation.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-654-4212